Item 77D - DWS Money Market Prime Series

At a shareholder meeting held
on March 31, 2008, the shareholders
of DWS Money Market Prime
Series (the "Fund") approved a
change in the Fund's banking concentration policy. The following policy became effective on May 1, 2008.

The Fund will invest at
least 25% of its total assets
in obligations of banks
and other financial
institutions.